TryHard Holdings Ltd

541-0056, 2 Chome 5−19

Kyutaromachi

Chuo Ward, Osaka

Japan

August 13, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TryHard Holdings Ltd
Registration Statement Form F-1, as amended
File No. 333-287751

Ladies and Gentlemen:

We note the comment received from the U.S. Securities and Exchange Commission (the “Commission”) dated August 12, 2025 to Amendment No. 3 to the Registration Statement on Form F-1 submitted on August 1, 2025. We have revised the Registration Statement on Form F-1, filed herewith as Amendment No. 4. Please see our response to your comments, which we have restated below.

Amendment No. 3 to Registration Statement on Form F-1

Exhibit Index

Exhibit Index, page II-5

1.	Please file a revised Ex. 5.1 Legal Opinion to reflect the offering contemplated here, with attention to the resale. In this regard, we note that your Legal Opinion continues to reflect a resale by “Comet Moment Limited, Legend One Capital and Lucens Consultancy Pte. Ltd. of an aggregate of 6,937,500 Ordinary Shares.” Whereas, the offering was previously revised to limit the resale component to 2,388,750 Ordinary Shares by Lucens.

We have attached an updated Legal Opinion as Exhibit 5.1 to reflect the updated resale offering shares.

Exhibit 99.3, page 1

2.	We note in bullet 4 that “The Company does not anticipate that its audited financial statements for the fiscal year ended September 30, 2024 will be available until after December 31, 2024.” Please advise if you are changing your year end to September 30, or revise accordingly.

We have attached an updated Waiver and Representation letter as Exhibit 99.3 to reflect that our fiscal year end is June 30.

If you have any questions regarding the Registration Statement on Form F-1 filed herewith, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

TryHard Holdings Ltd

By:	/s/ Rakuyo Otsuki
Rakuyo Otsuki
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood